CHROMADEX CORPORATION

10900 Wilshire Blvd. Suite 600

Los Angeles, CA 90024

June 30, 2023

VIA EDGAR

Jason Drory

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ChromaDex Corporation

Registration Statement on Form S-3 (File No. 333-272828)

Dear Mr. Drory:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ChromaDex Corporation hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-272828) so that it may become effective at 4:00 p.m. Eastern Time on July 5, 2023, or as soon thereafter as practicable.

Very truly yours,

CHROMADEX CORPORATION

By:	/s/ Brianna Gerber
	Name:	Brianna Gerber
	Title:	Chief Financial Officer